
05058807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2005
WASH, D.C.
183
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
OPERATIONS SUPPORT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2004

Contents



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

1129 20th Street, NW
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation
Operations Support Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Lockheed Martin Corporation Operations Support Savings Plan (the Plan) as of December 31, 2004 and the statement of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2004 and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2004, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan and the Master Trust as of December 31, 2003 were audited by other auditors whose report dated June 22, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in its net assets available for benefits for the year ended December 31, 2004, and the net assets of the Master Trust at December 31, 2004, and the changes in its net assets and trust balances for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

June 17, 2005

0410-0587179-MCL

New York City • Philadelphia • Baltimore • Washington, D.C.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation
Operations Support Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Lockheed Martin Corporation Operations Support Savings Plan as of December 31, 2003, and the statement of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust as of December 31, 2003. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the net assets of the Master Trust at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Baltimore, Maryland
June 22, 2004

Ernst & Young LLP

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
	(In thousands)	
Assets		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	**$ 370,974**	$ 226,766
Participant loans	**7,946**	5,098
Contributions receivable:		
Employees	**1,587**	637
Lockheed Martin Corporation	**106**	81
Total assets	**380,613**	232,582
Liabilities		
Administrative expense payable	**160**	51
Net assets available for benefits	**$ 380,453**	$ 232,531

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004
(In thousands)

Net assets available for benefits at beginning of year	$	232,531
Additions to net assets:		
Contributions:		
Employees		40,851
Lockheed Martin Corporation		6,301
Total contributions		47,152
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust		30,332
Total additions		77,484
Deductions from net assets:		
Distributions and withdrawals		30,046
Total deductions		30,046
Net transfer from other plans		100,484
Net assets available for benefits at end of year	$	380,453

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Notes to Financial Statements

December 31, 2004 and December 31, 2003

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Operations Support Savings Plan (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests at each month-end during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be assets held outside of the Master Trust.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, in particular, the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

2. Description of Plan (continued)

General (continued)

The Plan is a defined contribution plan covering all full-time employees and eligible part-time employees of certain business units of Lockheed Martin. Employees in participating business units who are scheduled to work 20 hours or more per week are immediately eligible to participate in the Plan. Employees scheduled to work less than 20 hours per week become eligible to participate on the date they complete a year of service (as defined) or the date the contract or subsidiary with respect to which they are employed becomes covered by the Plan.

Effective April 1, 2004, former employees of the ACS Government Services Inc. became eligible to participate in the Plan. ACS Government Services was purchased by Lockheed Martin in November 2003. Effective October 4, 2004, the ACS Government Savings Plan merged into the Plan and related assets of approximately $100.5 million were transferred at that time.

On April 15, 2004, the Corporation made a corrective contribution in the amount of $133,269 to the Plan, which represents lost interest due to delayed deposits of employee contributions to the OAO Corporation Employee Savings Plan (which was merged into the Plan on December 6, 2002) for the period December 10, 1999 through March 31, 2002, which was included in employee contributions receivable on the statement of net assets available for benefits at December 31, 2003.

Contributions

Participants may elect to make contributions of 1% to 17% of pay, of which 16% may be on a pretax basis. Participants are immediately vested in their contributions plus earnings thereon.

The Corporation generally provides a matching contribution from 0% to 6% of a participant's base salary, depending on the participant's business unit and/or the contract on which the participant works. Additionally, the Corporation may make a discretionary contribution on behalf of each participant in an amount determined based upon the profitability of the particular contract on which the participant works. The amount of this contribution is determined annually by the Corporation. Employer contributions are immediately 100% vested.

2. Description of Plan (continued)

Contributions (continued)

Participants' contributions and employer contributions may be invested in one or more of the available investment funds at the participant's election. Effective August 1, 2003, participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Prior to August 1, 2003, participants could make changes to investment elections at any time except for certain restrictions placed on investment elections in the Putnam International Equity Fund (this has been replaced by the MSCI EAFE Indexed Equity Fund) and the Lockheed Martin Stock Fund effective August 1, 2002.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching and discretionary contributions, and the investment earnings of the individual funds in which the account is invested.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the terms of collective bargaining agreements. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

3. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Internal Revenue Code (the Code) Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The

3. Income Tax Status (continued)

Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2004 and 2003 was 2.37% and 1.61%, respectively. The audited financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

Supplemental Schedule

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Employer Identification Number 52-1893632, Plan Number 033

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Participant loans*	Interest rates ranging from 5.00% to 10.5%; varying maturities		$ 7,946
Total investments			$ 7,946

* Party-in-interest

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31	
	2004	2003
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash equivalents	$ 1,136,251	$ 807,424
Common stock—Lockheed Martin Corporation	3,913,980	3,602,855
Mutual funds	3,695,503	3,213,696
Corporate debt securities	153,053	145,440
Common stock—other	157,762	135,079
U.S. Government securities	51,060	677
Preferred stock	469	485
Partnership/Joint venture	307	186
Other assets	7,238	5,076
Total investments at quoted fair value	9,115,623	7,910,918
Investments at estimated fair value:		
Common/collective trusts:		
Lockheed Martin Short-Term Investment Fund	123,309	762,937
Other	6,142,829	5,135,786
Total investments at estimated fair value	6,266,138	5,898,723
Investments at contract value:		
Guaranteed investment contracts	314,650	304,824
Other assets:		
Dividends and interest receivable	4,448	3,992
Other	2,047	2,115
Total assets	15,702,906	14,120,572
Liabilities		
Dividends payable	289	-
Accounts payable for securities purchased	-	25,448
Net assets	$ 15,702,617	$ 14,095,124

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2004
(In thousands)

Net assets at beginning of year	$ 14,095,124
Additions to net assets:	
Contributions:	
Employees	761,756
Lockheed Martin Corporation, net of forfeitures	244,952
Total contributions	1,006,708
Investment income:	
Dividends and interest	184,210
Net realized and unrealized gain	1,150,188
Total investment income	1,334,398
Total additions	2,341,106
Deductions from net assets:	
Distributions and withdrawals	835,586
Administrative expenses	14,671
Total deductions	850,257
Net transfer from other trusts	116,644
Net assets at end of year	$ 15,702,617

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2004 and December 31, 2003

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements (continued)

1. Accounting Policies (continued)

Percentage ownership of the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31 2004	2003
Lockheed Martin Corporation Salaried Savings Plan EIN #52-1893632	017	88.8%	89.44%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52-1893632	018	5.02%	5.13%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52-1893632	055	2.86%	2.74%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52-1893632	033	2.37%	1.61%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52-1893632	021	0.24%	0.26%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52-1893632	019	0.45%	0.46%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52-1893632	040	0.23%	0.31%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52-1893632	020	0.02%	0.04%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52-1893632	075	0.01%	0.01%
		100.00%	100.00%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments, NA (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option) and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund, the American Century Growth Fund, and the Putnam International Equity Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

The Stable Value Fund includes an investment in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (Fixed Income Fund), which provides employee benefit plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts. Each benefit plan has an undivided interest only in the investment contracts the plan has selected to invest in with the Fixed Income Fund; therefore, benefit plans have a divided interest in the Fixed Income Fund as a whole. The Fixed Income Fund is a common collective trust, which is valued at contract value, which approximates fair value as determined by the Trustee.

1. Accounting Policies (continued)

The Putnam International Equity Fund was terminated on December 31, 2003 and replaced by the MSCI EAFE Indexed Equity Fund on January 1, 2004.

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. An SMA Option is available to all plans whereby a participant may elect to invest up to 50% of the participant's transferable account balance in stocks, mutual funds, or bonds at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

Except for the Performance Sharing Plan for Puerto Rico Employees, effective August 1, 2003, participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Guaranteed investment contracts in the Stable Value Fund are fully benefit-responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.* A fully benefit-responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance

1. Accounting Policies (continued)

contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are generally declared semiannually. The crediting interest rates for the contracts as of December 31, 2004 and 2003 ranged from 3.21% to 3.27% and 3.06% to 7.11%, respectively. The average yield for 2004 and 2003 was 4.08% and 3.07%, respectively.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Effective December 31, 2003, the assets of the Savings and Investment Plan for Hourly Employees were merged into other plans in the Master Trust.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2004 and 2003, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements (continued)

3. Investments

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31 2004
	(In thousands)
Investments at quoted fair value:	
Mutual funds	$320,697
Common stock—Lockheed Martin Corporation	293,254
Common stock—other	8,024
Other assets	587
Corporate Debt Securities	7
Preferred stock	(21)
	622,548
Investments recorded at estimated fair value:	
Common collective trusts	527,640
Net realized and unrealized gain	$1,150,188

4. Parties-in-Interest Transactions

The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust. Northern Trust is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Operations Support Savings Plan

Date June 22, 2005



John B. Dierkes, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-58069, 333-37069, and 333-113770 of Lockheed Martin Corporation on Form S-8 of our report dated June 17, 2005, relating to the financial statements and supplemental schedule of the Lockheed Martin Corporation Operations Support Savings Plan as of and for the year ended December 31, 2004 which appears in this Annual Report (Form 11-K).

Mitchell & Titus, LLP

Washington, DC
June 21, 2005

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-37069, Form S-8 No. 333-58069 and Form S-8 No. 333-113770) pertaining to the Lockheed Martin Corporation Operations Support Savings Plan of Lockheed Martin Corporation of our report dated June 22, 2004, with respect to the financial statements of the Lockheed Martin Corporation Operations Support Savings Plan and the Lockheed Martin Corporation Defined Contribution Plans Master Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Baltimore, Maryland
June 21, 2005

Ernst & Young LLP